Exhibit 99.1

Hailiang Education Announces Shareholders' Approval of Merger Agreement

HANGZHOU, China, September 15, 2022 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG), an education and management services provider in China ("Hailiang Education" or the "Company"), today announced that at an extraordinary general meeting of shareholders held today, the Company's shareholders voted in favor of, among other things, the proposal to approve the re-election of five directors of the Company to hold office until the effective time of the Merger (as defined below), and the proposal to authorize and approve the previously announced agreement and plan of merger (the "Merger Agreement"), dated May 7, 2022, by and between the Company, Hailiang Education International Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands (“Parent”), and HE Merger Sub Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the "Plan of Merger") in order to give effect to the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), and any and all transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Approximately 88.53 % of the Company's total outstanding ordinary shares, including ordinary shares represented by the Company's American Depositary Shares (the "ADSs"), voted in person or by proxy at the extraordinary general meeting. Each shareholder had one vote for each ordinary share. These shares represented approximately 88.53 % of the total outstanding votes represented by the Company's total ordinary shares outstanding at the close of business in the Cayman Islands on the record date of September 1, 2022. The following is a summary of the voting results at the extraordinary general meeting of shareholders:

•	The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were approved by over 99.99 % of the total votes cast at the extraordinary general meeting.
•	The authorization of each of the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger was approved by over 99.99% of the total votes cast at the extraordinary general meeting.

•	The re-election of Mr. Junwei Chen as a director of the Company to hold office until the effective time of the Merger was approved by over 99.99% of the total votes cast at the extraordinary general meeting.
•	The re-election of Mr. Cuiwei Ye as a director of the Company to hold office until the effective time of the Merger was approved by over 99.99 % of the total votes cast at the extraordinary general meeting.
•	The re-election of Mr. Ken He as a director of the Company to hold office until the effective time of the Merger was approved by over 99.99% of the total votes cast at the extraordinary general meeting.
•	The re-election of Mr. Xiaofeng Cheng as a director of the Company to hold office until the effective time of the Merger was approved by over 99.99% of the total votes cast at the extraordinary general meeting.
•	The re-election of Mr. Xiaohua Gu as a director of the Company to hold office until the effective time of the Merger was approved by over 99.99% of the total votes cast at the extraordinary general meeting.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards satisfying all other conditions precedent to the Merger set forth in the Merger Agreement and completing the Merger as quickly as possible. If and when completed, the Merger would result in the Company becoming a privately held company, its ADSs will no longer be listed on the NASDAQ Global Market, and the Company's ADS program for the Company’s ordinary shares will terminate.

About Hailiang Education Group Inc.

Hailiang Education Group Inc. (Nasdaq: HLG) is an education and management services provider in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality high school curriculum education, student management services, ancillary educational services, and education and management services, and it strives to maintain the high quality of its students' life, study, and development. Hailiang Education adapts its educational services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including, but not limited to the following: the Company's ability to consummate the transactions contemplated under the Merger Agreement as planned, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:
Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com